Exhibit 99.1 – Press Release

Focus Media Reports First Quarter 2006 Results
Revenue Increased by 246.1% and Net Income Increased by 257.0% Year-over-year

SHANGHAI, China, May 18, 2006 –Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the first quarter ended March 31, 2006.

Highlights:
●	Total revenues grew 246.1% year-over-year and 34.7% sequentially from quarter to quarter to $33.1 million

● Net income for the quarter was $9.4 million compared to $2.6 million for the three months ended March 31, 2005, growing by 257.0% year-over-year. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) was $11.9 million.

● Our Commercial location network

■ Advertising service revenue from our commercial location network grew 127.7% year-over-year to $21.5 million.

■ The total number of displays installed on our commercial networks in our directly operated cities increased to 71,230 as of March 31, 2006 from 45,049 as of December 31, 2005. In addition, displays in networks operated by our regional distributors increased to 3,779 as of March 31, 2006 from 3,177 as of December 31, 2005.

■ Our Premier Office Building Channel A (“Premier Channel A”), which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, accounted for 91.2% of the commercial location advertising service revenue for the three months ended March 31, 2006. For the Premier Channel A, average advertising revenue per 30-second equivalent time slot (“ASP”) in Focus Media’s Tier-I Cities (Beijing, Shanghai, Guangzhou and Shenzhen) increased 11.4% to $11,760 in the first quarter 2006 from $10,553 in the fourth quarter of 2005, while ASP from Tier-II Cities (all other cities in which Focus Media operates directly or through regional distributors) increased 29.9% to $2,656 from $2,045 in the fourth quarter of 2005.

■ Starting March 1, 2006, after the closing of the acquisition of Target Media, we launched five additional channels under our commercial location network, namely Premier Office Building Channel B (consisting primarily of Target Media’s former office building network), Elite Channel (display units mainly in golf clubs and airport VIP lounges), Travel Channel (display units mainly in hotels and air travel locations), Fashion Channel (display units mainly in shopping malls and restaurants) and Healthcare Channel (display units mainly in hospitals and drug stores).

● Our In-store network

■ Advertising service revenue from our in-store network grew 59.6% sequentially by quarter to $5.3 million in the first quarter 2006.

■ The number of displays installed in our in-store network increased to 33,765 as of March 31, 2006 from 27,849 as of December 31, 2005. The number of stores on our in-store network increased to 5,218, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores.

● Our In-elevator Poster Frame Network

■ Advertising service revenue from our in-elevator poster frame network was $6.1 million in the first quarter 2006.

■ The total number of frames available for sale was 74,353 as of March 31, 2006.

● Advertising equipment revenue decreased to $0.3 million from $0.6 million in the fourth quarter 2005 due to fewer number of LCD display units sold to Focus Media’s regional distributors.

Commenting on the first quarter results, Chief Executive Officer Jason Jiang said: “I am pleased to report record earnings despite the seasonality in the first quarter of 2006. With the completion of the acquisitions of Target Media and Dotad, Focus Media has become a new media conglomerate with its life-style media portfolio covering urban consumers daily in over 80 cities in China. By offering highly targeted advertising channels for our advertising clients, we see strong growth potential in all of our media platforms.”

Financial Results

For the first quarter of 2006, Focus Media reported total revenues of $33.1 million, an increase of 246.1% compared to $9.6 million for the first quarter of 2005 and an increase of 34.7% compared to $24.6 million for the fourth quarter of 2005.

Commercial Location Network

For the commercial location network, advertising service revenue was $21.5 million in the first quarter of 2006, an increase of 127.7% from $9.4 million in the first quarter of 2005 and an increase of 3.6% sequentially from $20.7 million in the previous quarter despite the two-week Chinese New Year holiday in the first quarter.

For our Premier Channel A, the total number of 30-second equivalent time slots sold (“Slots Sold”) in the first quarter of 2006 was 3,904, as compared to 4,648 in the fourth quarter of 2005 due to the Chinese New Year holiday in the first quarter of 2006, during which period most of the office buildings in China are closed. For our Premier Channel A, the number of 30-second equivalent time slots available for sale (“Network Capacity”), increased to 10,717 due to network expansion into new cities. For our Premier Channel A, the occupancy rate, or Slots Sold expressed as a percentage of Network Capacity, was 76.5% as compared to 63.5% in the same quarter last year in Tier-I Cities and 31.1% as compared to 25.3% in the same quarter last year in Tier-II Cities. For the Premier Channel A, ASP in the Tier-I Cities increased 11.4% to $11,760 from $10,553 in the fourth quarter of 2005, while ASP from Tier-II Cities increased 29.9% to $2,656 from $2,045 in the fourth quarter 2005. On average, ASP for the Premier Channel A increased by 9.4% to $4,882, compared to $4,461 in the fourth quarter 2005. Advertising revenue from Tier-I Cities on Premier Channel A accounted for 58.9% of advertising service revenue from Premier Channel A. The Premier Channel A accounted for 91.2% of the total commercial location advertising service revenues in the quarter.

In-store Network

Advertising service revenue from our in-store network in the first quarter 2006 was $5.3 million, up 59.6% from $3.3 million in the fourth quarter of 2005. In the first quarter 2006, we further expanded the installed base of our in-store network to 5,218 retail stores, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores. The number of displays installed in the in-store network increased to 33,765 as of March 31, 2006 compared to 27,849 as of December 31, 2005.

For the in-store network, the total number of 30-second equivalent time slots (on a per week per store basis) sold in the first quarter of 2006 was 76,498. The number of 30-second equivalent time slots available for sale, or network capacity, was 245,314. The network occupancy rate was 31.2%. Average advertising revenue per 30-second equivalent time slot per week per store was $69 for the in-store network in first quarter of 2006.

Poster Frame Network

Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes in the first quarter 2006 was $6.1 million. The number of frame slots (on a monthly basis) sold in the first quarter was 90,262. The network capacity calculated based on the number of frame slots available for sale in the first quarter of 2006 was 208,659. The network occupancy rate was 43.3%. Average advertising revenue per frame slot was $67 in first quarter of 2006.

In the first quarter of 2006, we added 263 new advertising clients, bringing the cumulative number of advertisers on the Focus Media commercial location network and in-store network to 1,806. In addition, approximately 340 advertisers have cumulatively purchased frame advertising on our poster frame network.

Gross profit for the first quarter of 2006 was $18.5 million, representing an increase of 193.0% compared to $6.3 million for the corresponding period a year ago and a 23.5% increase compared to $15.0 million in the fourth quarter 2005. Gross margin for the first quarter was 55.8%, compared to 60.9% in the previous quarter due to the first quarter seasonality and consolidation of Target Media and Framedia operations. For the commercial location network, gross margin was 62.6% as compared to 70.9% in the fourth quarter of 2005 due to the seasonality in the first quarter and combining Target Media’s operation in March. For the in-store network, gross margin was 24.9% in the first quarter of 2006, compared to 4.6% in the fourth quarter of 2005. For the framedia network, gross margin was 60.5% in the first quarter of 2006.

First-quarter of 2006 operating expenses totaled $9.5 million, including $1.0 million in acquired intangible asset amortization resulting from acquisitions. Operating expenses as a percentage of total revenues in the first quarter was 28.5%, compared to 24.7% in the previous quarter due to the increase in share-based compensation expenses as a result of the implementation of the Statement of Financial Accounting Standards “Share Based Payments” No. 123® and an increase in acquired intangible asset amortization resulting primarily from the acquisition of Target Media and Framedia. Selling and marketing expenses in the first quarter totaled $4.1 million or 12.2% of total revenues. General and administrative expense in the first quarter was $4.4 million or 13.3% of total revenues. As a result, operating margin in the first quarter 2006 was 27.3% compared to 36.2% in the fourth quarter 2005. Excluding non-cash share-based compensation expense of $1.5 million and $1.0 million in acquired intangible asset amortization expense relating to acquisitions, operating margin would have been 34.7%.

Net income for the first quarter of 2006 was $9.4 million, an increase of 257.0% compared to $2.6 million for the same period in 2005.  Fully diluted net income per share for the first quarter of 2006 was $0.20. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) in Q1 2006 was $11.9 million, or $0.26 per fully diluted ADS.

Operating cash flow from operating activities was $4.8 million in the first quarter of 2006. Total depreciation expense in the first quarter 2006 was $2.6 million. Goodwill has increased significantly to $406.8 million as of March 31, 2006 from $13.3 million as of December 31, 2005 mainly due to the acquisition of Target Media and Framedia. As of March 31, 2006, the company had a cash and bank balance of $41.9 million.

Other Recent Developments

On March 7, 2006, Focus Media entered into a definitive agreement to acquire 100% of Dotad Media Holdings Limited (“Dotad”), a leading mobile-phone advertising service provider in China. Dotad owns and operates the largest WAP-based (Wireless Access Protocol based) advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. The acquisition was successfully closed on March 21, 2006. Dotad has been renamed as Focus Media Wireless.

On April 26, 2006, Focus Media announced the launch of outdoor LED advertising network. Focus Media’s outdoor LED network currently consists of approximately 75 LED digital billboards installed on the street-sides in major shopping districts and other locations in Shanghai with high pedestrian traffic.

BUSINESS OUTLOOK

The company estimates its total revenues for the second quarter 2006 to range from $48 million to $50 million. Second quarter 2006 net income excluding share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions is expected to be between $18 million and $19 million.
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USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures will provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods of 2005 and 2006, respectively, in the attached financial statements.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollars in thousands, except share data)

	For the three months ended
	March 31,		December 31,
	2006	2005	2005
	US$	US$	US$
GAAP net income attributable to shareholders	$9,433	$2,642	$9,425

Amortization of acquired intangibles	999	67	127
Share-based compensation	1,466	334	80
Non-GAAP net income	$11,898	$3,043	$9,632

Non-GAAP Income per ADS — basic	$0.27	$0.21	$0.25

Non-GAAP Income per ADS — diluted	$0.26	$0.10	$0.23

Shares used in calculated basic Non-GAAP income per ADS	43,823,209	14,246,460	37,830,600

Shares used in calculated diluted Non-GAAP income per ADS	46,589,532	31,521,261	41,222,491

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the first-quarter 2006 financial results and second-quarter 2006 business outlook at 9:00 p.m. U.S. Eastern Time on May 18, 2006 (6:00 p.m. U.S. Pacific Time on May 18, 2006; 9:00 a.m. Beijing/Hong Kong time on May 19, 2006). The dial-in details for the live conference call are: U.S. Toll Free Number +1-866-383-7998, Hong Kong dial-in number +852-3002-1672, international dial-in number +1-617-597-5329; pass code 90413534.

A replay of the call will be available from May 18, 2006 until May 25, 2006 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 78815535. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport shuttle buses,. As of March 31, 2006, Focus Media had over 75,000 display units in our commercial location network and 33,000 display units in our in-store network and approximately 75,000 advertising poster frames installed throughout China. Over 1,800 international and domestic advertisers had placed advertisements through our networks as of March 31, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	2006-3-31	2005-12-31
	US$	US$
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$41,863	$36,653
Investment in available-for-sale securities	34,792	34,836
Accounts receivables, net	37,275	22,235
Inventories	605	480
Prepaid expenses and other current assets	7,786	45,364
Amount due from related parties	2,982	2,073
Total current assets	$125,303	$141,641

Rental Deposits	13,245	11,819
Equipment, net	70,993	43,695
Acquired intangible assets, net	30,881	1,158
Goodwill	406,791	13,298
Long term investments	1,118	—
Other long term assets	221	—
Deferred tax assets	193	743
Total assets	$648,745	$212,354

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	$1,247	$991
Short term other loans	6,778	—
Accounts payable	8,280	5,848
Accrued expenses & other current liabilities	71,414	11,747
Amount due to related parties	2,496	—
Income taxes payable	2,188	2,108
Total current liabilities	$92,403	$20,694

Minority interest	460	246
Shareholders’ equity
Ordinary shares	25	19
Additional paid in capital	530,088	177,420
Deferred compensation charge	—	(247)
Retained earnings	22,430	12,997
Accumulated other comprehensive income	3,339	1,225
Total shareholders’ equity	$555,882	$191,414

Total liabilities and shareholders’ equity	$648,745	$212,354

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	For the three months ended
	March 31,		December 31,
	2006	2005	2005
	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)
Net revenues (note 3):
- Commercial locations	$21,472	$9,432	$20,735
- In-store network	5,294	—	3,317
- In-elevator Poster Frame Network	6,067	—	—
Advertising Equipment Revenue	304	142	553

Total revenues	$33,137	$9,574	$24,605

Cost of revenues:
Net advertising service cost
- Commercial locations	8,035	2,903	6,033
- In-store network	3,973	286	3,165
- In-elevator Poster Frame Network	2,397	—	—
Advertising equipment cost	232	71	431
Total cost of revenues	14,637	3,260	9,629
Gross profit	18,500	6,314	14,976
Operating expenses:
General and administrative (note 4)	4,395	1,881	2,577
Sales and marketing (note 4)	4,057	1,492	3,374
Acquired intangible amortizations	999	67	127
Total operating expenses	9,451	3,440	6,078

Income from operations	9,049	2,874	8,898
Interest income	916	11	940
Other income (expenses), net	45	5	(171)
Income before tax and minority interests	10,010	2,890	9,667
Income tax expense
- Current	65	223	(43)
- Deferred	552	25	247
Total income taxes	617	248	204

Income before minority interests	9,393	2,642	9,463
Minority Interests	(40)	—	38

Net income	$9,433	$2,642	$9,425
Income per ADR — basic	$0.22	$0.19	$0.25

Income per ADR — diluted	$0.20	$0.08	$0.23

Shares used in calculated basic income per ADR	43,823,209	14,246,460	37,830,600

Shares used in calculated diluted income per ADR	46,589,532	31,521,261	41,222,491

Notes:

Note 1: Note 2: Note 3:	Basic income per ADR is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADR outstanding during the year/period. Diluted income per ADR reflects the potential dilution that could occur if securities or other contracts to issue ADR were excised or converted into ADR.
The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB8.017 on March
31, 2006.
Details of net revenues are as follows (U.S. Dollars in thousands):

	For the three months ended
	March 31,		December 31,
	2006	2005	2005
	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)

Gross Advertising Service Revenue:
Commercial Locations
- Unrelated parties	$21,200	$9,234	$21,324
- Related parties	2,354	1,134	1,279
Total Commercial Locations	23,554	10,368	22,603

In-store Network
- Unrelated parties	5,216	—	3,264
- Related parties	602	—	355

Total in-store network	5,818	—	3,619

In-elevator Poster Frame Network
- Unrelated parties	6,658	—	—
- Related parties	—	—	—

Total In-elevator Poster Frame Network	6,658	—	—

Gross Advertising Services Revenue:	36,030	10,368	26,222
Less: Sales taxes£º
Commercial Locations	2,082	936	1,868
In-store Network	524	—	302
In-elevator Poster Frame Network	591	—	—

Total sales taxes	3,197	936	2,170

Net Advertising Service Revenue	32,833	9,432	24,052
Add: Advertising Equipment Revenue:	304	142	553
Net revenues:	$33,137	$9,574	$24,605

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	For the three months ended
	March 31,		December 31,
	2006	2005	2005
	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)
Sales and marketing	$337	$14	$8
General and administrative	$1,129	$320	$72

Total	$1,466	$334	$80

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	For the three months ended
	March 31,		December 31,
	2006	2005	2005
	US$	US$	US$
GAAP net income attributable to shareholders	$9,433	$2,642	$9,425

Amortization of acquired intangibles	999	67	127
Share-based compensation	1,466	334	80
Non-GAAP net income	$11,898	$3,043	$9,632

Non-GAAP Income per ADS — basic	$0.27	$0.21	$0.25

Non-GAAP Income per ADS — diluted	$0.26	$0.10	$0.23

Shares used in calculated basic Non-GAAP income per ADS	43,823,209	14,246,460	37,830,600

Shares used in calculated diluted Non-GAAP income per ADS	46,589,532	31,521,261	41,222,491